UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	14 August 2015

Number	16/15

CHANGES TO THE BHP BILLITON BOARD

BHP Billiton Chairman, Jac Nasser, today announced a number of changes to the BHP Billiton Board of Directors.

Anita Frew has been appointed to the BHP Billiton Board as an independent Non-executive Director, effective as of 15 September 2015.

Ms Frew has over 18 years’ experience as a director and chairman on public company boards across a range of global sectors, including chemicals, engineering and finance. She is currently Chairman Designate of Croda International Plc, the speciality chemicals group and Deputy Chairman of Lloyds Banking Group Plc.

Mr Nasser said Ms Frew’s appointment reflected the structured and rigorous approach taken by BHP Billiton to Board succession planning, having regard to the skills, experience and attributes required to effectively govern and manage risk within the business.

“Anita’s depth of experience in strategic and risk management, marketing and governance across a broad range of sectors will enable her to make a significant contribution to the Board,” he said.

Carlos Cordeiro, who has been a Non-executive Director of BHP Billiton since 2005, will retire from the Board at the conclusion of the BHP Billiton Limited Annual General Meeting in November 2015.

Mr Nasser thanked Mr Cordeiro for his valuable contribution to the Board and development of BHP Billiton during his 10 year tenure.

With the sad passing of Sir John Buchanan last month, Baroness Shriti Vadera has been appointed as the Senior Independent Director for BHP Billiton Plc and member of the Nomination and Governance Committee, effective immediately. Baroness Vadera has been a Non-executive Director of BHP Billiton since 2011.

Anita Frew

Ms Frew, 58, has served as the Deputy Chairman of Lloyds Banking Group Plc since 2014, having been appointed as a Non-executive Director in 2010. She is a member of the Audit Committee, the Risk Committee, the Remuneration Committee (which she will chair effective 1 October 2015) and the Nomination and Governance Committee, of Lloyds Banking Group Plc.

She is a Non-executive Director and Chairman Designate of Croda International Plc where she is also Chairman Designate of the Nominations Committee and a member of the Remuneration Committee.

Ms Frew was previously the Senior Independent Director of Aberdeen Asset Management Plc, where she served on the board from 2004 to 2014, and the Senior Independent Director of IMI Plc, where she served on the board from 2006 until May 2015.

Between 2000 and 2014, Ms Frew served on the board of Victrex Plc (including as Chairman from 2008), a UK-headquartered global business specialising in high performance polymer solutions for a diverse range of industries, including oil and gas, aerospace, automotive and electronics.

Prior to this she was a Non-executive Director of Northumbrian Water Limited, Executive Director at Abbott Mead Vickers Plc and a Director of Corporate Development at WPP Group Plc, and held various leadership roles at Scottish Provident and Royal Bank of Scotland Plc.

Ms Frew has a BA (Hons) from the University of Strathclyde, a Masters of Research from the University of London and an Honorary Doctorate of Science from the University of Cranfield for her contribution to the industrial and finance sectors.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 14, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary